Exhibit 99.1

SUZANO S.A.	SUZANO S.A.
Companhia Aberta de Capital Autorizado	Publicly Held Company
CNPJ/ME nº 16.404.287/0001-55	Corporate Taxpayer ID (CNPJ/ME) No. 16.404.287/0001-55
NIRE 29.3.0001633-1	Company Registry (NIRE) 29.3.0001633-1
FATO RELEVANTE	MATERIAL FACT

São Paulo, 02 de junho de 2023 – Suzano S.A. (“Companhia”) (B3: SUZB3 / NYSE: SUZ), em cumprimento às disposições constantes da Lei n° 6.404, de 15 de dezembro de 1976, conforme alterada (“Lei das Sociedades por Ações”), da Resolução da Comissão de Valores Mobiliários (“CVM”) nº 80, de 29 de março de 2022 e da Resolução da CVM nº 44, de 23 de agosto de 2021, em linha com as melhores práticas de governança corporativa, vem informar aos seus acionistas e investidores que, o volume de produção de celulose de mercado da Companhia em 2023 deverá ser reduzido ao longo do ano em aproximadamente 4% (quatro por cento) quando comparado à sua capacidade produtiva nominal e volumes históricos. Esta decisão se baseia no fato que tal volume não traria retorno adequado para a Companhia em um momento de mercado de celulose mais complexo.

São Paulo, June 2nd, 2023 – Suzano S.A. (“Company”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions of Law No. 6,404, dated as of December 15, 1976, as amended (“Brazilian Corporate Law”), of the Brazilian Securities Commission (“CVM”) Resolution No. 80, dated as of March 29th, 2022, and of CVM Resolution No. 44, dated as of August 23rd, 2021, in line with corporate governance best practices hereby informs its shareholders and investors  that the production volume of market pulp by the Company in 2023 is expected to be reduced by approximately 4% (four percent) throughout the year when compared to its nominal production capacity and historical volumes. The decision is based on the fact that this volume production would not bring adequate returns for the Company during a more complex pulp market period.

The Company also informs that the aforementioned adjustment in its production

A Companhia informa ainda que a referida alteração em seu volume de produção não modificará o atendimento aos contratos perante os seus clientes e fornecedores, que continuarão a ser plena e regularmente atendidos.

As projeções ora apresentadas refletem apenas estimativas ou expectativas atuais da administração da Companhia, sujeitas a riscos e incertezas, não constituindo de forma alguma promessa de desempenho. Essas projeções representam previsões (forwardlooking statements) segundo o significado da Seção 27A da Lei de Valores Mobiliários dos Estados Unidos de 1933 (U.S. Securities Act of 1933), conforme alterada, e a Seção 21E da Lei de Negociação de Valores Mobiliários dos Estados Unidos de 1934, conforme alterada (U.S. Securities Exchange Act of 1934)). Os termos “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstas ou não pela Companhia. As informações sobre as perspectivas dos negócios, projeções e metas financeiras são meras previsões, baseadas nas expectativas atuais da administração em relação ao futuro da Companhia e de suas subsidiárias. Estas expectativas dependem das condições do mercado e do cenário econômico brasileiro e dos países em que a Companhia opera e dos setores em que atua. Qualquer alteração na percepção ou nos fatores acima descritos pode fazer com que os resultados concretos sejam diferentes das projeções de volume ora apresentadas.

volume will not affect the regular fulfillment of contracts with customers and providers.

The estimates shown here merely reflect the current estimates or expectations of the Company's management, are subject to risks and uncertainties, and in no way constitute a promise of performance. These estimates represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms "anticipates", "believes", "expects", "foresees", "intends", "plans", "projects", "aims", "shall" and other similar terms are aimed identifying such forecasts, which evidently involve risks or uncertainties that may or not be foreseen by the Company. Information on business prospects, projections and financial targets constitutes mere forecasts based on management's current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions and on the economic scenario in Brazil and the countries where the Company operates and the sectors in which it operates. Any change in the perception or the factors described above may cause actual results to differ from the estimates presented here.

São Paulo, 02 de junho de 2023.	São Paulo, June 2nd, 2023.
Marcelo Feriozzi Bacci	Marcelo Feriozzi Bacci
Diretor Executivo de Finanças e de Relações com Investidores	Chief Financial and Investor Relations Officer